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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                  MITSUI JOINS IN ALTAMIRA LNG TERMINAL PROJECT


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  November 2, 2004
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Commission File Number     09929
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                               MITSUI & CO., LTD.
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                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes       No  X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 2, 2004

                                                MITSUI & CO., LTD.


                                                By: /s/ Tasuku Kondo
                                                   -----------------------------
                                                Name:  Tasuku Kondo
                                                Title: Executive Director
                                                       Executive Vice President
                                                       Chief Financial Officer
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                                                                November 2, 2004


FOR IMMEDIATE PRESS RELEASE



                  MITSUI JOINS IN ALTAMIRA LNG TERMINAL PROJECT

Shell Gas B.V. (Shell) and Mitsui & Co., Ltd (Mitsui) are pleased to announce that Mitsui will acquire a 25% equity participation in the LNG terminal in Altamira, Mexico, which is currently owned by Shell (75%) and Total (25%). The transaction is subject only to approval of the Mexican authorities. Upon completion of the transaction, the equity interests in the LNG terminal will be Shell 50%, Mitsui 25% and Total 25%.


All of the terminal regasification capacity continues to be contracted to a separate marketing company owned by Shell (75%) and Total (25%). The total project cost is estimated roughly US$ 400mm for the terminal construction. Last year Comision Federal de Electricidad (CFE) awarded this marketing company a contract to supply 5 billion cubic metres of regasified LNG per annum (equivalent to 3.6 million tonnes of LNG per year (mtpa)) for 15 years starting in October 2006.

The Shell led project will be the first new LNG regasification terminal built in North America for over 20 years and is expected to start operations in the fourth quarter of 2006. Depending on the growth in demand for natural gas in North East Mexico, the terminal could be expanded to 10 mtpa.

The divestment of 25% of Shell's interest in this terminal reinforces Shell's strategy to focus on LNG supply, capacity rights and access to markets. It follows closely on the recent signing of a 20-year agreement by Shell to take half of the initial capacity at the LNG regasification terminal in Baja California, Mexico. At the same time, the purchase of the 25% stake in the Altamira terminal is in line with Mitsui's strategy of increased investment in strategic energy supply chain infrastructure, building on its successful tender earlier this year for development of an independent power project in Mexico.

Catherine Tanna, Shell Gas & Power Director, Americas and Africa, said: "Shell is delighted that Mitsui has joined us in the Altamira project. This deal confirms the confidence of a major foreign investor in the fundamentals of the Mexican energy market. The agreement shows further delivery of our strategy to retain capacity rights in LNG projects around the world."

Michio Matsuda, Mitsui & Co., Ltd., Executive Managing Officer, said: "Mitsui shares Shell's view of the potential of Mexico's natural gas market and its need for more natural gas infrastructure. Mitsui is pleased to expand our portfolio in the area of energy related infrastructure investment as well as our relationship with Shell through this first participation in an LNG terminal."

                                      ends

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Notes:

The terminal will consist of two LNG storage tanks of 150,000 m(3) and will be able to accommodate ships of up to 200,000 m(3) in size. The initial send-out capacity of the terminal will be 0.5 billion cubic feet per day (Bcf/d) (equivalent to 3.6 mtpa). Construction began in 2003.

Shell is currently the largest supplier of equity LNG globally. Its current projects globally include Nigeria LNG, Oman LNG, North West Shelf (Australia), Malaysia LNG, Brunei LNG and Sakhalin.

Mitsui is focusing to expand the energy related infrastructure investment worldwide, such as independent power projects (IPPs), gas pipelines and terminals.



                  Address inquiries concerning this matter to:

        Mitsui & Co., Ltd.
        Corporate Communications Division
        TEL: +81-3-3285-7596 FAX: +81-3-3285-9819

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